SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 06 September 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT

1.1       Transaction in Own Shares released on 02 August 2004
1.2       Transaction in Own Shares released on 03 August 2004
1.3       Transaction in Own Shares released on 04 August 2004
1.4       Transaction in Own Shares released on 05 August 2004
1.5       Transaction in Own Shares released on 06 August 2004
1.6       Transaction in Own Shares released on 09 August 2004
1.7       Transaction in Own Shares released on 10 August 2004
1.8       Transaction in Own Shares released on 11 August 2004
1.9       Transaction in Own Shares released on 12 August 2004
2.0       Director Shareholding released on 12 August 2004
2.1       Transaction in Own Shares released on 13 August 2004
2.2       Transaction in Own Shares released on 17 August 2004
2.3       Transaction in Own Shares released on 18 August 2004
2.4       Transaction in Own Shares released on 19 August 2004
2.5       Transaction in Own Shares released on 20 August 2004
2.6       Transaction in Own Shares released on 23 August 2004

EXHIBIT 1.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 August 2004

BP p.l.c. announces that on 30 July 2004, it purchased for cancellation 10,583,722 ordinary shares at prices between 511.5 pence and 518.0 pence per share and between 939.17 US cents and 942.17 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 August 2004

BP p.l.c. announces that on 2 August 2004, it purchased for cancellation 9,930,000 ordinary shares at prices between 510.75 pence and 515.00 pence per share and between 937.50 US cents and 942.50 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 August 2004

BP p.l.c. announces that on 3 August 2004, it purchased for cancellation 12,628,000 ordinary shares at prices between 515.75 pence and 522.0 pence per share and between 946.66 US cents and 951.0 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 August 2004

BP p.l.c. announces that on 4 August 2004, it purchased for cancellation 10,090,000 ordinary shares at prices between 513.0 pence and 521.5 pence per share and between 931.2 US cents and 938.0 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 August 2004

BP p.l.c. announces that on 5 August 2004, it purchased for cancellation 8,080,000 ordinary shares at prices between 510.50 pence and 516.75 pence per share and between 931.50 US cents and 941.67 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 9 August 2004



BP p.l.c. announces that on 6 August 2004, it purchased for cancellation 11,098,000 ordinary shares at prices between 499.50 pence and 512.00 pence per share and between 915.00 US cents and 923.50 US cents per share.



Enquiries : Fergus MacLeod, BP p.l.c. Tel : +44 (0) 20 7496 4717

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 August 2004

BP p.l.c. announces that on 9 August 2004, it purchased for cancellation 8,620,090 ordinary shares at prices between 495.50 pence and 501.75 pence per share and between 925.00 US cents and 930.83 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 August 2004

BP p.l.c. announces that on 10 August 2004, it purchased for cancellation 4,300,000 ordinary shares at prices between 502.25 pence and 507.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 August 2004

BP p.l.c. announces that on 11 August 2004, it purchased for cancellation 4,350,000 ordinary shares at prices between 494.25 pence and 504.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.0


We were advised today by Computershare Plan Managers that on 10 August 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.0125 per share through participation in the BP ShareMatch UK Plan:-





Mr. I.C. Conn                          71 shares

Dr. A.B. Hayward                       71 shares

Mr. J.A. Manzoni                       71 shares

EXHIBIT 2.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 August 2004


BP p.l.c. announces that on 13 August 2004, it purchased for cancellation 4,300,000 ordinary shares at prices between 495.25 pence and 499.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 August 2004

BP p.l.c. announces that on 16 August 2004, it purchased for cancellation 4,430,000 ordinary shares at prices between 488.0 pence and 494.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 August 2004

BP p.l.c. announces that on 17 August 2004, it purchased for cancellation 4,455,000 ordinary shares at prices between 488.50 pence and 494.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 August 2004

BP p.l.c. announces that on 18 August 2004, it purchased for cancellation 5,931,800 ordinary shares at prices between 484.75 pence and 492.25 pence per share and between 890.83 US cents and 897.67 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 August 2004

BP p.l.c. announces that on 19 August 2004, it purchased for cancellation 6,155,000 ordinary shares at prices between 484.5 pence and 493.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 August 2004

BP p.l.c. announces that on 20 August 2004, it purchased for cancellation 2,815,000 ordinary shares at prices between 485.25 pence and 492.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 September 2004                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary